EXHIBIT 99.

GENFIT: Outcome of the Ordinary and Extraordinary Shareholders’ Meeting of November 27, 2019

Lille (France), Cambridge (Massachusetts, United States), November 28, 2019 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced the results of the voting by shareholders at the Ordinary and Extraordinary Shareholders’ Meeting which took place on November 27, 2019 at the Company’s headquarters.

All of the resolutions were adopted by a large majority of at least 78% of the votes cast, except for resolution n°10 related to issuing ordinary shares and/or securities giving access to the share capital of the Company for the benefit of the members of a company savings plan which was rejected, in accordance with the Board of Directors' recommendations.

9,708,113 shares participated out of a total of 38,802,238 shares with voting rights, representing a quorum of 25.01%.

The details on voting resolution by resolution are available on the Company’s website, in the investor’s room at https://ir.genfit.com/financial-information/shareholders-meeting.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in PBC in 2020, following its positive Phase 2 results. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, the company is also developing a new, non-invasive blood-based diagnostic test, NIS4, which, if approved, could enable easier identification of patients with NASH. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

Attachment

  GENFIT: Outcome of the Ordinary and Extraordinary Shareholders’ Meeting of November 27, 2019 (https://ml-eu.globenewswire.com/Resource/Download/3c5b2692-f13b-413b-a17f-50f2b9de6207)